UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.3)*

                             Niagara Corporation
                              (Name of Issuer)

                     Common Stock, par value $.001 per share
                           (Title of Class of Securities)

                                 653349100
                               (CUSIP Number)

                              Gilbert D. Scharf
                                P.O. Box 1124
                         Ponte Vedra, Florida  32004

                              (904) 285-2835
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                            September 13, 1996**
           (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  Check the following box if a fee is being paid with the statement ( ).
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  **Pursuant to Rule 13d-2(a), the event does not require this amendment to be filed, and consequently this amended and restated Schedule 13D is being filed on a voluntary basis.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

   CUSIP NO.  653349100


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gilbert D. Scharf

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) ( )
                                                      (b) ( )
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              7    SOLE VOTING POWER
                                   537,250 (including shares issuable upon the
               NUMBER OF           exercise of Warrants and Options)
                SHARES
             BENEFICIALLY     8    SHARED VOTING POWER
               OWNED BY            0
                EACH
             REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON               537,250 (including shares issuable upon
               WITH                exercise of Warrants and Options)

                             10    SHARED DISPOSITIVE POWER
                                   0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,250 (including shares issuable upon exercise of Warrants and Options)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  (X)
          (excludes 5,000 shares underlying Options which will not become exercisable until September 13, 1997 (provided Mr. Scharf continues to serve as a director of the Issuer on such date) except in the event of a Change in Control of the Issuer. See Items 3 and 6 hereof).

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8%

     14   TYPE OF REPORTING PERSON*
          IN


          Gilbert D. Scharf hereby amends (and restates, pursuant to Rule 101(a)(2)(ii) of Regulation S-T) his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993 and February 4, 1994, relating to the Common Stock, par value $.001 per share, of Niagara Corporation (formerly International Metals Acquisition Corporation), a Delaware corporation.

     Item 1.  Security and Issuer.

          This Statement relates to the Common Stock, par value $.001 per share ("Shares"), of Niagara Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 667 Madison Avenue, New York, New York 10021.

     Item 2.  Identity and Background.

          (a)-(b) This Statement is being filed by Gilbert D. Scharf, a United States citizen, whose business address is c/o Financial Services Acquisition Corporation, 667 Madison Avenue, New York, New York 10021.

          (c) Mr. Scharf is Vice President, Secretary, Treasurer and a director of the Issuer. Mr. Scharf is also Chairman of the Board, President and Chief Executive Officer of Financial Services Acquisition Corporation ("FSAC"), a Delaware Corporation and Vice Chairman and a director of Euro Brokers Investment Corporation ("Euro Brokers"), a Delaware corporation and wholly owned subsidiary of FSAC, located at Two World Trade Center, Suite 8400, New York, NY 10048.

          (d)-(e) During the last five years, Mr. Scharf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

          In May 1993, in connection with the initial issuance of Shares by the Issuer, Mr. Scharf purchased 195,000 Shares for an aggregate consideration of $7,800.

          On August 20, 1993, in connection with the initial public offering (the "IPO") by the Issuer of 2,875,000 Units (each Unit consisting of one Share and two Redeemable Common Stock Purchase Warrants ("Warrants")), Mr. Scharf purchased (including purchases through IRA accounts) an additional 21,500 Shares, along with 43,000 Warrants, for an aggregate consideration of $129,000.
     Each Warrant entitles the registered holder thereof to purchase from the Issuer, until the close of business on August 13, 2000, one Share for $5.50 , subject to adjustment in certain circum-stances. As a result of the consummation on August 16, 1995 of the Acquisition described below in Item 6, the Warrants became exercisable.

          On September 22, 1993, Mr. Scharf purchased (including purchases through IRA accounts) an additional 50,000 Shares through a privately negotiated transaction at $4.75 per Share for an aggregate consideration of $237,500.

          On November 9, 1993, Mr. Scharf purchased an additional
     100,000 Warrants through on open market purchase at $1.125 per Warrant for an aggregate consideration of $112,500.

          On January 24, 1994, Mr. Scharf purchased an additional
     39,250 Units through an open market purchase at approximately $6.58 per Unit for an aggregate consideration of $258,176.78.

          The funds used to make each of the foregoing purchases were Mr. Scharf's personal funds. Since making these purchases, Mr. Scharf transferred 49,750 of such Shares to a living trust for which he is the sole trustee.

          On September 13, 1996, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf, in connection with his serving as a director of the Issuer, a non-qualified stock option (the "Option") to purchase an aggregate of 15,000 Shares, each at $5.50 per Share. As described in Item 6 hereof, the Option is currently exercisable as to 10,000 of the underlying Shares. The remainder of the Option will not become exercisable until September 13, 1997 (provided Mr. Scharf continues to serve as a director of the Issuer on such date) except in the event of a "Change in Control" of the Issuer (as defined in the Issuer's 1995 Stock Option Plan). Accordingly, 5,000 of the 15,000 Shares underlying the Option have not been included for purposes of this Statement in calculating the number of Shares beneficially owned by Mr. Scharf.

     Item 4.  Purpose of Transaction.

          Mr. Scharf acquired the Shares for investment purposes and in connection with his serving as Vice President, Secretary, Treasurer and director of the Issuer. Subject to the matters referred to below (including Item 6 hereof), Mr. Scharf may maintain his investment at its current level, acquire additional securities of the Issuer, sell or dispose of, or convert all or part of his investment. In any such case, the decision by Mr. Scharf would depend upon a continuing evaluation of the Issuer's business, prospects and financial condition, the market for the securities, other business and investment opportunities available to him, his positions at the Issuer and its subsidiaries, general economic conditions, stock market and money market conditions, availability of funds and other factors and future developments that he may deem relevant from time to time. Any acquisition or disposition of securities of the Issuer by Mr. Scharf may be effected through open market or privately negotiated transactions, gifts or otherwise.

        Except to the extent set forth above, or in any other Item hereof, and except in his capacity as Vice President, Secretary, Treasurer and director of the Issuer, which from time to time may consider various transactions involving its securities, Mr. Scharf does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

        (a) As described  in Item 3 hereof,  Mr. Scharf owns
     (including through IRA accounts and living trusts) (i) 305,750 Shares, (ii) 221,500 Warrants, representing the right to receive, upon exercise thereof at $5.50 per Warrant, an aggregate of 221,500 Shares and (iii) the Option, currently exercisable as to 10,000 underlying Shares, and thereby representing the right to receive, at $5.50 per Share, an aggregate of 10,000 Shares. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 537,250 Shares, representing approximately 13.8% of the sum of (i) 3,668,750 outstanding Shares (based upon information contained in the Issuer's most recent report on Form 10-Q for the period ended June 30, 1996 filed by the Issuer with the Securities and Exchange Commission), (ii) 221,500 Shares underlying Mr. Scharf 's 221,500 Warrants and (iii) 10,000 of the Shares underlying the Option.

        (b) Mr. Scharf has the sole power to vote and direct the voting of and, subject to the terms of the Letter Agreement (described below in Item 6), to dispose of and direct the disposition of the securities referred to in Item 5(a) above.

        (c) In accordance with the provisions of the Letter Agreement, on August 13, 1993, Mr. Scharf entered into a Stock Escrow Agreement (the "Escrow Agreement") with the Issuer, Michael J.. Scharf (Mr. Scharf's brother), the Michael J. Scharf 1987 Grantor Income Trust, the Scharf Family 1989 Trust, Gerald L. Cohn, Andrew R. Heyer and William H. Hyman (collectively with Mr. Scharf, the "Initial Stockholders") and Continental Stock Transfer and Trust Company (the "Escrow Agent"), and pursuant to the terms thereof, deposited the 195,000 Shares beneficially owned by him prior to the IPO (the "Escrow Shares") with the Escrow Agent. In accordance with the terms of the Escrow Agreement, the Escrow Shares were released from escrow on August 20, 1996.

        The foregoing is merely a summary of certain provisions of the Escrow Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as
     Exhibit 1 and incorporated herein by reference.

        Other than as described in this Statement (including in Item 3 above), no other transactions in securities of the Issuer were effected during the past sixty days by Mr. Scharf.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Scharf.

        (e) Not applicable.

     Item 6.  Contracts, Arrangements, Understandings, or
     Relationships with Respect to Securities of the Issuer

        On May 26, 1993, Mr. Scharf entered into an agreement (the "Letter Agreement") with GKN Securities Corp., an underwriter of the Shares sold in the IPO ("GKN"). Pursuant to the Letter Agreement, Mr. Scharf agreed among other things, to (i) vote all the Escrow Shares in accordance with the vote of the majority in interest of all other public stockholders of the Issuer with respect to any Business Combination (as defined in the Letter Agreement); (ii) in the event that the Issuer failed to consummate a Business Combination within a specified time period and is required to liquidate, to waive his rights to receive any liquidation distribution with respect to the Escrow Shares; (iii) to first present to the Issuer for its consideration any suitable opportunity for a Business Combination; (iv) not to submit to the Issuer for consideration, or vote for the approval of, any Business Combination which involves a company affiliated with him; (v) not to accept a finder's fee in the event he originates a Business Combination; (vi) not to accept any compensation for services rendered to the Issuer prior to the consummation of a Business Combination; (vii) to enter into the Escrow Agreement; and (viii) to offer GKN, for five years from August 13, 1993, a right of first refusal to purchase for its account or to sell for his account any Shares sold by him pursuant to Rule 144 under the Securities Act of 1933, as amended. The Acquisition described below constituted a Business Combination, and, accordingly, the provisions of the Letter Agreement described above in clauses (i) through (vi) are no longer applicable.

        The foregoing is merely a summary of certain provisions of the Letter Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as
     Exhibit 2 and incorporated herein by reference.

        As described in Item 5(c) above, on August 13, 1993, Mr.
     Scharf entered into the Escrow Agreement, and, on August 20, 1996, the Escrow Shares were released from escrow.

        On June 1, 1995, the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the stockholders (the "Stockholders") of Niagara Cold Drawn Corp., a Delaware corporation ("Niagara Cold Drawn"), pursuant to which, and subject to certain conditions, the Issuer agreed to purchase, and the Stockholders agreed to sell, all of the outstanding shares of capital stock of Niagara Cold Drawn (the "Acquisition"). On August 15, 1995, the Issuer's stockholders approved the Stock Purchase Agreement, and, on August 16, 1995, the Acquisition was consummated.

        As described in Item 3 above, on September 13, 1996, the Compensation Committee granted the Option to Mr. Scharf. The option agreement evidencing the Option (the "Option Agreement") provides that (i) the Option is currently exercisable as to 10,000 of the underlying Shares and the remainder of the Option will become exercisable on September 13, 1997 provided that Mr. Scharf continues to serve as a director of the Issuer on such date and (ii) notwithstanding the forgoing, the Option will become exercisable in full upon a Change in Control of the Issuer (as defined in the Issuer's 1995 Stock Option Plan). The Option Agreement also provides that the Option will expire on the earlier of (i) the tenth anniversary of the date of grant and
     (ii) 90 days after the date on which Mr. Scharf ceases to serve as a director of the Issuer.

        The foregoing is merely a summary of certain provisions of the Option Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as
     Exhibit 3 and incorporated herein by reference.

        Except as set forth herein, Mr. Scharf does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

     Item 7.         Material to be Filed as Exhibits.

     Exhibit 1 -  Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

     Exhibit 2 -  Letter Agreement, dated May 26, 1993, by and between
                  Gilbert D. Scharf and GKN Securities Corp. (incorporated by reference to Exhibit 2 of the Statement on
                  Schedule 13D of Gilbert D. Scharf, dated August 30,
                  1993).

     Exhibit 3 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Gilbert D.
                  Scharf.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  October 10, 1996

                                         /s/ Gilbert D. Scharf
                                         Gilbert D. Scharf


                               Exhibit Index

     Exhibit 1 -  Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

     Exhibit 2 -  Letter Agreement, dated May 26, 1993, by and between
                  Gilbert D. Scharf and GKN Securities Corp. (incorporated by reference to Exhibit 2 of the Statement on on
                  Schedule 13D of Gilbert D. Scharf, dated August 30,
                  1993).

     Exhibit 3 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Gilbert D.
                  Scharf.